EXHIBIT 99

                                 [UNILEVER LOGO]

                              N E W S R E L E A S E


Contact: Paul Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 418-8806


                        UNILEVER'S FIRST QUARTER RESULTS
                       TELEPHONE CONFERENCE CALL / WEBCAST

New York, NY -- April 24, 2002 -- Unilever's first quarter results for the year 2002 will be published at 2:00 a.m. (EDT) on Friday, April 26, 2002.

There will be separate teleconferences for U.S.-based and European-based analysts. THE U.S. TELECONFERENCE will commence promptly at 10:30 a.m. (EDT) and lines are open from 10:00 a.m. (EDT). Early dial-in is recommended and only analysts will be able to ask questions during the call.

U.S. DIAL-IN TELEPHONE NUMBER (LISTEN ONLY LINE): +1 800 446 2782 (TOLL FREE) (in the event of difficulties dial: +1 847 413 3235)

THE EUROPEAN TELECONFERENCE will commence promptly at 8:45 a.m. (London time) and lines are open from 8:15 a.m. Again, early dial-in is recommended. Analysts only will be able to ask questions during the call.

EUROPEAN DIAL-IN TELEPHONE NUMBER (LISTEN ONLY LINE): +44 (0) 20 7769 6431 (in the event of difficulties dial: +353 1 439 0431)

Recordings of both teleconferences will be accessible one hour after the conference ends, and will remain available up to and including May 10, 2002.

The U.S. replay number from within the U.S. is: +1 888 843 8996 passcode 4119759
                      from outside the U.S. is: +1 630 652 3044
                                                passcode 4119759

The European replay number is: +44 (0) 20 7769 6458 - passcode 4119703

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The webcast can be accessed via WWW.UNILEVER.COM and registration will open 30 minutes before each conference. An archived stream will be available from two hours after the conference ends until Friday, May 10, 2002.

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UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 280,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.